

numBER OnE
3780 WILSHIRE BLVD. SUITE-210
LOS ANGELES, CA. 90010
PHN - 213.383.9299 FAX - 213.383.9994
WEB - STUDIONUMBER-ONE.COM

Estimate

Date	Estimate #
5/3/2007	07-1462

Name / Address

M Power Entertainment Inc
2602 Yorktown Place
Houston, TX 77056
attn: Renee Ethridge

P.O. No.	Terms	Project
	50% down	07-1462 E Doorways

Item	Description	Qty	Cost	Total
Design	Design - includes Full buyout of logo Brand ID + Business Templates § Logo (Color and B/W) § Style Guide (PMS Colors, fonts) § Business Card Template § Cover Sheet Stationary § Powerpoint Template Payment terms: 50% Due NOW/25% on Acceptance/25% On Completion	1	22,000.00	22,000.00

Work Policies Read and Approved

Please indicate approval with your signature and fax back to 213-383-9994.
Subject to Kill Fees as follows: Design 50% and
Production/Printing 100%

Subtotal	$22,000.00
Sales Tax (0.0%)	$0.00
Total	$22,000.00

Signature _____

Printed Name _GARY F. Kimmons_







STUDIO NO 1
number one
3780 WILSHIRE BLVD. SUITE-210
LOS ANGELES, CA. 90010
PHN - 213.383.9299 FAX - 213.383.9994
WEB - STUDIONUMBER-ONE.COM

WORK POLICIES

APPROVAL: Studio Number One will submit to the client for approval all layout, copy, and artwork. The Client will designate who within the corporation may give approvals and authorizations. Once an authorization is given, changes can be made, but it may be necessary for the client to reimburse the agency for all time incurred and materials purchased in their name.

REVISIONS: Revisions will be billed separately on a per-revision basis, please discuss with your Project Manager.

COPYRIGHTS: Unless otherwise stated on our estimate, all work prepared by Studio Number One is the property of Studio Number One and cannot be used, reproduced or distributed in any way without express permission. Design Fee includes Full buyout of logo. Font Licenses may require separate purchase. Please see your Account Executive.

FEES: As per Estimate # 07-1462

CANCELLATION: When a project is terminated or not used by the client for reasons outside Studio Number One's control, this fee is paid as compensation for Studio Number One's effort in developing the design. Studio Number One's Design cancellation (kill) fee is 50%. Studio Number One's Printing cancellation (kill) fee is 100%. PLEASE CHECK YOUR PARTICULAR QUOTE FOR A SPECIFIED KILL FEE.

RUSH: Rush charges are an additional 50%. BOTH CLIENT AND Studio Number One must agree upon the circumstances that designate a job as having "rush" status. Client will not be charged a rush fee without this mutual agreement prior to billing.

EXPENSE REIMBURSEMENT: All out of pocket expenses are billed back to the client at job end unless otherwise stated on quote. Out of pocket expenses include (but are not limited to) the following list: Delivery, Shipping, Printing, Scanning, Film Separations, Die preparation, photography, CD burning, etc.

BILLING: We require a 50% payment within 5 days acceptance of this quote. Please note the terms on the quote for your particular payment terms.

Gary F. Kimmons (signature) — 5/4/07

authorized client signature — date

GARY F. KIMMONS

print name

M POWER ENTERTAINMENT, INC.

company

Studio Number One use only:

job: ____________________

Rev 2/12/02